Exhibit 21.1

SUBSIDIARIES OF CANOPY GROWTH CORPORATION

As of March 31, 2026

Entity Name	Jurisdiction of Incorporation or Organization
10663824 Canada Inc.	Canada
11065220 Canada Inc.	Canada
Abba Medix Corp.	Ontario
Apollo Applied Research Inc.	Canada
Canada House Clinics Inc.	New Brunswick
Canopy Growth Australia PTY Ltd.	Australia
Canopy Growth Germany GmbH	Germany
Canopy Growth Holdings B.V.	Netherlands
Canopy Growth LATAM Holdings Corporation	Canada
Canopy Growth Polska Sp. Z. o. o.	Poland
Canopy Growth USA, LLC	Delaware
EB Transaction Corp.	Delaware
EB Transaction Sub I LLC	Delaware
IsoCanMed Inc.	Canada
Montréal Cannabis Medical Inc.	Canada
MTL Cannabis Corp.	Canada
Storz & Bickel America, Inc.	California
Storz & Bickel GmbH	Germany
The Supreme Cannabis Company, Inc.	Canada
Tweed Inc.	Ontario
Tweed Leasing Corp.	Canada